TransFinancial Holdings, Inc. / Page 1 of 2
                                                                    Exhibit 99.1


                        News Release Release




FOR IMMEDIATE RELEASE

                                                       Contact: Mark A. Foltz
                                                               (913) 859-0055


TRANSFINANCIAL HOLDINGS, INC. ANNOUNCES MANAGEMENT BUYOUT

LENEXA, KANSAS, OCTOBER 19, 1999 - TransFinancial Holdings, Inc. (Amex: TFH), announced the execution of a definitive agreement pursuant to which Cola Acquisitions, Inc., a company newly formed by three TFH directors, will acquire all of the TFH stock not owned by such directors for $6.03 per share in cash. The acquisition will be effected by a merger of Cola into TFH, and the conversion of TFH shares into cash. At September 30, 1999, TFH had 3,252,115 shares outstanding.

Cola was formed by William D. Cox, Roy R. Laborde and Timothy P. O'Neil, Chairman, Vice Chairman and President, respectively, of TFH. The buyout proposal was initially made by the three TFH directors on June 7 and announced on June 21, 1999, at a price of $5.25 per share. Since that time, a Special Committee of independent directors of TFH, after hiring legal counsel and a financial advisor, has analyzed the value of the Company and negotiated with the management group and others who have indicated an interest in acquiring TFH stock or assets. Harold C. Hill, Chairman of the Special Committee, stated that the Committee had received an opinion of its financial advisor that the $6.03 TransFinancial Holdings, Inc. / Page 2 of 2 was fair to the TFH shareholders from a financial point of view, and concluded that the offer from Cola was superior to others the Committee had considered.

Mr. O'Neil said, "I am pleased with the outcome, and its impacts on our shareholders, customers and employees. This transaction will remove the burdensome costs and reporting requirements associated with a public entity, and more importantly will provide stability and continuity of the ownership and management team. I am especially thankful for our loyal customers and employees who have exercised tremendous patience during the past several months."

The full Board of Directors of TFH has unanimously approved the merger and agreed to recommend it to TFH shareholders. The merger is subject to completion of Cola's financing and approval by a majority of outstanding TFH shares at a special meeting to be held after preparation and mailing of proxy material.

Separately, TFH reported third quarter operating revenues of $39.3 million, a decrease of one percent from $39.6 million for the same period a year ago. The Company recorded a net loss for the quarter of $1,035,000, or $0.32 per share, compared with a net loss of $2,474,000, or $0.50 per share, in the third quarter of 1998. For the first nine months of 1999, TFH reported operating revenues of $119.4 million, an increase of five percent from $113.7 million for the same period of 1998. The Company's net loss for the nine months was $1,528,000, or $
0.44 per share, compared to a net loss of $2,137,000, or $0.38 per share, for the first nine months of 1998.

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